UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 30, 2012

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $2,000,000 Notes due October 30, 2013 Linked to the Performance of an Equally Weighted Basket of Common Stocks

•                  $115,000 18.00% Exchangeable Notes due July 30, 2012 (Linked to the Common Stock of Alpha Natural Resources, Inc.)

•                  $100,000 13.50% Exchangeable Notes due July 30, 2012 (Linked to the Common Stock of Basic Energy Services, Inc.)

•                  $100,000 15.00% Exchangeable Notes due October 30, 2012 (Linked to the Common Stock of SUPERVALU Inc.)

•                  $230,000 14.50% Exchangeable Notes due October 30, 2012 (Linked to the Common Stock of Cree, Inc.)

•                  $120,000 12.75% Exchangeable Notes due October 30, 2012 (Linked to the Common Stock of Northern Oil and Gas, Inc.)

•                  $1,200,000 9.00% Exchangeable Notes due July 30, 2012 (Linked to the Common Stock of Cirrus Logic, Inc.)

•                  $500,000 10.75% Exchangeable Notes due April 30, 2013 (Linked to the Common Stock of Peabody Energy Corporation)

•                  $100,000 18.25% Exchangeable Notes due April 30, 2013 (Linked to the Common Stock of First Solar, Inc.)

•                  $125,000 15.75% Exchangeable Notes due April 30, 2013 (Linked to the Common Stock of Green Mountain Coffee Roasters, Inc.)

•                  $350,000 9.50% Exchangeable Notes due October 31, 2012 (Linked to the Common Stock of Superior Energy Services, Inc.)

•                  $200,000 Buffered SuperTrackSM Digital Notes due April 30, 2015 Linked to the Performance of the S&P 500® Index

•                  $4,850,000 Notes due April 28, 2016 Linked to the Performance of a Basket of Commodity Indices

•                  $450,000 Annual Reset Coupon Buffered Notes due April 28, 2017 Linked to the S&P 500® Index

•                  $1,538,000 Callable Yield Notes due October 30, 2013 Linked to the Common Stock of Apple Inc.

•                  $13,027,000 Step-Up Fixed Rate Callable Notes due April 30, 2019

•                  $1,450,000 Buffered SuperTrackSM Digital Notes due October 30, 2013 Linked to the Performance of the Russell 2000® Index

•      $1,771,000 SuperTrackSM Notes due June 28, 2013 Linked to the Common Stock of Apple Inc.

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: April 30, 2012	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director